SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2009
Commission file number: 001-31225
EnPro Industries, Inc.
Retirement Savings Plan for Hourly Employees
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC
RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
Financial Statements and Supplemental
Schedule for the Years Ended
December 31, 2009 and 2008
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits, as of December 31, 2009 and 2008	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3
Notes to Financial Statements for the Years Ended December 31, 2009 and 2008	4-12

SUPPLEMENTAL SCHEDULE:
Schedule H, line 4a — Schedule of Delinquent Participant Contributions, December 31, 2009	13
Schedule H, line 4i — Schedule of Assets Held for Investment Purposes, December 31, 2009	14
NOTE:	The accompanying financial statements have been prepared for the purpose of filing DOL Form 5500. Supplemental schedules required by Section 2520 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the ones listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees
and the EnPro Industries, Inc. Benefits Committee:
We have audited the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (the “Plan”) as of and for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic 2009 financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”). The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.
/s/ Greer & Walker, LLP
June 10, 2010

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:

Investments, at fair value	$40,487,266	$33,609,841

Receivables:
Participant contributions receivable	37,046	3,552
Employer contributions receivable	18,513	1,651

Total receivables	55,559	5,203

Accrued income and other	18,217	21,422

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	40,561,042	33,636,466

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(52,191)	359,206

NET ASSETS AVAILABLE FOR BENEFITS	$40,508,851	$33,995,672

See notes to financial statements.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Additions to net assets attributed to:
Net appreciation (depreciation):
Net appreciation (depreciation) in investments	$5,855,491	$(11,086,484)
Interest and dividend income	814,685	1,148,829

Net appreciation (depreciation) in investments	6,670,176	(9,937,655)

Contributions:
Participants	2,356,232	2,857,948
Employer	1,082,990	1,249,891
Rollovers	12	88,848

Total contributions	3,439,234	4,196,687

Total additions	10,109,410	(5,740,968)

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	3,468,391	3,684,752
Fees and commissions	68,103	62,735

Total deductions	3,536,494	3,747,487

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	6,572,916	(9,488,455)

TRANSFER OF ASSETS	(59,737)	265,993

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	33,995,672	43,218,134

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$40,508,851	$33,995,672

See notes to financial statements.

ENPRO INDUSTRIES, INC
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
1.	DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — EnPro Industries, Inc. (the “Company”) established the Plan to provide employees with a systematic means of savings and investing for the future. Regular full-time, hourly employees of the Company, as defined by the plan document, are eligible to enroll on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. Participants that do not enroll in the Plan within 30 days of their hire date are automatically enrolled in the Plan to contribute 4% of their base pay unless they elect out of the Plan. The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Hourly Trust — The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan. The Plan’s assets are held in the Schwab Directed Employee Benefit Trust (the “Hourly Trust”).

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account and any earnings thereon.

Plan Contributions — Participants may contribute from 1% to 25% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code and other limitations specified in the Plan. The Company matches either 50% or 100% of employee contributions of 3% to 6% of base pay per payroll period. The Company also contributes an additional 2% to certain eligible employees. The Plan also includes a Roth contribution feature.

Participants’ contributions are remitted by the Company to the Trustee at the end of each payroll cycle. Upon determination of participants’ contributions, the Company contributions are made to the Trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions and investment gains or losses. Allocations of earnings and losses for each fund are based on the ratio of weighted average participant account balances to the total weighted average of all participant account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Investment Options — Upon enrollment in the Plan, participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting — Participants are immediately vested in their voluntary contributions, Company matching contributions, and actual earnings thereon. However, vesting in the additional 2% Company contributions for certain employees who do not participate in the Plan is based on years of service. Prior to normal retirement age, a participant’s interest in the additional 2% Company contribution becomes 100% vested after three years of service.

Distributions — Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions made from the EnPro Company Stock Fund are made, at the option of the participant, in either cash or shares.

Participant Loans — Participants may borrow from their account a minimum amount of $1,000 up to 50% of their vested account balance not to exceed $50,000. Principal and interest are paid ratably through payroll deductions. Loans are repaid over a period not to exceed five years. However, loans for the purchase of a principal residence are repaid over a period of up to twenty-five years. The loans are secured by the balance of the participant’s account and bear interest at rates that range from 4.25% to 9.25% which are commensurate with local prevailing rates in accordance with the Plan document. As of December 31, 2009 and 2008, the Plan had loans receivable from participants with principal balances totaling $2,644,526 and $2,777,300, respectively, which are included with investments in the accompanying Statements of Net Assets Available for Benefits.

Participant Investment Rollovers — Participants are allowed to transfer or rollover funds into the Plan from other qualified plans.

Forfeitures — The nonvested portion of terminated participants’ account balances are used to reduce future Company contributions and to pay plan expenses. At December 31, 2009, forfeited non-vested accounts in the Plan totaled approximately $25,000. Forfeitures were used to reduce Company contributions by approximately $5,000 during 2009. At December 31, 2008, forfeited non-vested accounts in the Plan totaled approximately $5,000. Forfeitures were used to reduce Company contributions by approximately $4,000 during 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America, except that accumulated benefits paid to the Plan participants are recorded on the cash basis.

Use of Accounting Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition — At December 31, 2009 and 2008, the Plan’s investments were held in the Hourly Trust, which is part of a collective trust administered by Schwab. Investments in common/collective trusts and mutual funds held in the Hourly Trust are stated at fair value. The asset value of the EnPro Company Stock Fund is derived from the value of the Company’s common stock. The net appreciation (depreciation) in investments includes realized and unrealized gains and losses on investments held by the Plan. Loans to participants are valued at their outstanding balance, which approximates fair value. The Plan’s interest in the collective trust is valued based on information reported by Schwab using the audited financial statements of the collective trust as of year end.
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for disclosure of fair value measurements.
As described in the Financial Accounting Standards Board (FASB) Accounting for Standards Codification (ASC) 962, Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits for a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in investments.
The change in net unrealized appreciation (depreciation) of investments held from the beginning of the plan year to the end of the plan year is included with realized gains/losses as net investment income/loss reported in the accompanying Statements of Changes in Net Assets Available for Benefits.
Contributions — Contributions from employees and the Company are recorded in the period in which the Company makes the payroll deductions from participant earnings.
Benefits — Benefits are recorded when paid.
Expenses — Certain of the Plan’s administrative expenses are paid by the Company. Other expenses, such as legal and accounting, are paid from Plan assets and deducted from participant accounts in accordance with the plan document.

Reclassifications — Certain amounts from the 2008 financial statements have been reclassified to conform with the 2009 presentation. Such changes had no effect on the net assets available for benefits or the changes in net assets available for benefits.
Subsequent Events — In preparing its financial statements, the Plan has evaluated subsequent events through the date the financial statements were issued.
3. INVESTMENTS
The Plan’s investment assets are held in trust and administered by Schwab. All investment information disclosed in the accompanying financial statements and supplemental schedules, including investments held, and net investment income and interest and dividends, was obtained or derived from information supplied to the plan administrator by Schwab for the years ended December 31, 2009 and 2008.
The fair values of investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009		2008
Schwab S&P 500 Index Fund	$8,487,003			*
Schwab Stable Value Fund	$7,616,047		$7,399,052
PIMCO Total Return	$5,518,510		$4,688,049
Hartford Capital Appreciation R4	$2,943,103			*
Participant Loans	$2,644,526		$2,777,300
Schwab Managed Retirement 2020 Class III	$2,059,009		$1,751,931
Europacific Growth R4	$2,046,775			*
Schwab Institutional Select S&P 500		*	$6,665,788
Hartford Capital Appreciation A		*	$2,064,703

*	Does not represent 5% or more of the Plan’s net assets available in each investment for respective year.
Net appreciation (depreciation) in investments for the years ended December 31, 2009 and 2008, for the Hourly Trust, is as follows:

	2009	2008
Interest and dividends	$814,685	$1,148,829
Net appreciation (depreciation) of common stock	130,278	(246,009)
Net appreciation (depreciation) of common/collective trusts	1,153,500	(978,593)
Net appreciation (depreciation) of self directed brokerage accounts	78,560	(108,252)
Net appreciation (depreciation) of registered investment co’s	4,493,153	(9,753,630)

Net appreciation (depreciation) in investments	$6,670,176	$(9,937,655)

4. FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting for Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2009 or 2008.
Mutual funds and money market funds: Valued at the net asset value (NAV) of shares held by the plan at year end.
Common collective trusts: Valued at the net asset share/unit reported at the close of business every day.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Participant loans: Valued at amortized cost, which approximates fair value.
Self directed brokerage accounts: Valued at the closing price reported on the active market on which the individually owned securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$13,515,610			$13,515,610
Fixed income	5,518,510			5,518,510
International	2,092,025			2,092,025
Mid cap	1,451,721			1,451,721
Small cap	1,112,255			1,112,255
Allocation	950,590			950,590
Employer common stock	706,277			706,277
Money market funds	503			503
Self-directed accts	229,817			229,817
Collective trust:
Guaranteed investment contracts		$7,616,047		7,616,047
Target date funds		4,649,385		4,649,385
Participant loans			$2,644,526	2,644,526

Total assets fair value	$25,577,308	$12,265,432	$2,644,526	$40,487,266

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$10,308,847			$10,308,847
Fixed income	4,688,049			4,688,049
International	1,373,354			1,373,354
Mid cap	1,047,197			1,047,197
Small cap	807,656			807,656
Allocation	788,030			788,030
Employer common stock	607,894			607,894
Money market funds	673			673
Self-directed accts	144,361			144,361
Collective trust:
Guaranteed investment contracts		$7,405,148		7,405,148
Target date funds		3,661,332		3,661,332
Participant loans			$2,777,300	2,777,300

Total assets fair value	$19,766,061	$11,066,480	$2,777,300	$33,609,841

Level 3 Gains and Losses
The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008.
Level 3 Assets
Year Ended December 31, 2009

Participant
Loans
Balance, beginning of year	$2,777,300
Purchases, sales, issuances and settlements (net)	(132,774)

Balance, end of year	$2,644,526

Level 3 Assets
Year Ended December 31, 2008

Participant
Loans
Balance, beginning of year	$2,721,875
Purchases, sales, issuances and settlements (net)	55,425

Balance, end of year	$2,777,300

Gains and losses (realized and unrealized) included in changes in net assets for the periods above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008, respectively.
5. TRANSACTIONS WITH PARTIES-IN-INTEREST
Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the “Trustee” as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.
The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain administrative fees related to the administration of the Plan were paid by the Plan. Certain other third party administrator fees were paid by the Company on behalf of the Plan. These transactions also qualify as party-in-interest transactions.
6. TAX STATUS
The Plan adopted a prototype plan sponsored by Charles Schwab Trust Co. effective January 1, 2009. The prototype plan has received a favorable opinion from the Internal Revenue Service, stating that the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since implementing the prototype plan document. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
7. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the accompanying financial statements at contract value	$40,508,851	$33,995,672
Timing difference in cash balance		(330)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	52,191	(359,206)

Net assets available for benefits per the Form 5500	$40,561,042	$33,636,136

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008
Change in net assets available for benefits per the accompanying financial statements	$6,572,916	$(9,488,455)
Timing difference in cash balance	330	(330)
Plus adjustment from fair value to contract value for fully benefit responsive investment contracts	359,206	(18,162)
Plus adjustment from fair value to contract value for fully benefit responsive investment contracts	52,191	(359,206)

Change in net assets available for benefits per the Form 5500	$6,984,643	$(9,866,153)

10. DELINQUENT CONTRIBUTIONS
During 2008, the Company failed to remit certain employee deferrals to the Plan aggregating $2,857. The Company remitted the delinquent contributions and computed lost earnings during 2009.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT CONTRIBUTIONS

AS OF DECEMBER 31, 2009	EIN: 01-0573945	PLAN NUMBER: 005

Participant
Contributions
Transferred Late
To Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully
Check Here If	Contributions	Contributions	Contributions	Corrected
Late Participant Loan	Not	Collected Outside of	Pending Correction	Under VFCP and
Payments are Included	Corrected	NFCP	In VFCP	PTE 2002 – 51
X		$2,857
     See report of independent registered public accounting firm.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2009
EIN: 01-0573945 – PLAN NUMBER: 005

(a)	(b)	(c)	(d)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date,	Current
Interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value
*	Schwab U.S. Treasury Money Fund	Money Market	$503
*	EnPro Company Stock Fund	Common stock	706,277
*	Schwab Stable Value Fund	Common/collective trust	7,616,047
*	Schwab Managed Retirement 2010 CL III	Common/collective trust	690,020
*	Schwab Managed Retirement 2020 CL III	Common/collective trust	2,059,009
*	Schwab Managed Retirement 2030 CL III	Common/collective trust	1,101,391
*	Schwab Managed Retirement 2040 CL III	Common/collective trust	637,485
*	Schwab Managed Retirement 2050 CL III	Common/collective trust	138,618
*	Schwab Managed Retirement Income Class III	Common/collective trust	22,862
	Personal Choice Retirement Account	Self directed brokerage account	229,817
*	Schwab S&P 500 Index Fund	Registered investment company	8,487,003
	PIMCO Total Return	Registered investment company	5,518,510
	Hartford Capital Appreciation R4	Registered investment company	2,943,103
	Europacific Growth R4	Registered investment company	2,046,775
	Dodge & Cox Stock Fund	Registered investment company	1,167,418
	Columbia Small Cap Value II Z	Registered investment company	981,762
	Van Kampen Equity and Income	Registered investment company	950,590
	Growth Fund of America A	Registered investment company	918,086
	T Rowe Price Mid-Cap Growth	Registered investment company	896,718
	Riversource Midcap Val R5	Registered investment company	555,003
	Royce Value Plus Institutional	Registered investment company	130,493
	Blackrock Global Allocation I	Registered investment company	45,250
	Participant loans	Interest rates ranging from 4.25% to 9.25%	2,644,526

			$40,487,266

*	Party-in-interest transaction, not a prohibited transaction.
See report of independent registered public accounting firm.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
By:	ENPRO INDUSTRIES, INC., Plan Administrator

By:	/s/ Robert McKinney
Robert McKinney
Vice President, Human Resources

Date: June 28, 2010

EXHIBIT INDEX

Exhibit No.	Document
23.1	Consent of Greer & Walker, LLP